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Holland & Knight LLP | www.hklaw.com

Kevin M. Houlihan

+1 202-469-5269

Kevin.Houlihan@hklaw.com

October 12, 2018

VIA EDGAR AND E-MAIL

Erin Purnell

Staff Attorney

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4720

100 F Street, NE

Washington, D.C. 20549

Re:	Silvergate Capital Corporation
Amendment No. 2 to
Draft Registration Statement on Form S-1
Confidentially Submitted September 25, 2018
CIK No. 0001312109

Dear Ms. Purnell:

On behalf of Silvergate Capital Corporation (the “Company”), we hereby respond to the comment letter, dated October 9, 2018 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above referenced draft Registration Statement on Form S-1 (the “Registration Statement”) confidentially submitted to the Commission on September 25, 2018. The Company has also revised the Registration Statement in response to the Staff’s comments and is confidentially submitting to the Commission concurrently with this letter Confidential Draft Submission No. 3 of the Registration Statement (“Draft No. 3”), which reflects these revisions, via EDGAR. For your convenience, copies of this letter, together with a clean copy of Draft No. 3 and a copy of Draft No. 3 marked to show changes from the Registration Statement submitted on September 25, 2018 are being delivered to the Staff under separate cover.

Set forth below are the Company’s responses to the Staff’s comments provided in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in bold text below.

Anchorage | Atlanta | Austin | Boston | Charlotte | Chicago | Dallas | Denver | Fort Lauderdale | Houston | Jacksonville | Lakeland

Los Angeles | Miami | New York | Orlando | Philadelphia | Portland | San Francisco | Stamford | Tallahassee | Tampa | Tysons

Washington, D.C. | West Palm Beach

Erin Purnell

October 12, 2018

Digital Currency Initiative, page 93

1.    We note your revised disclosure on page 94 that SEN participants may make transfers to another SEN participant with which a counterparty relationship has been established. Please revise to describe a counterparty relationship and explain how they are established.

RESPONSE: In response to the Staff’s comment, the Company has revised Draft No. 3 on pages 2 and 94.

Business

Our Growth Strategy, page 103

2.    We note you have added disclosure on page 104 about stablecoin transactions. Please revise to clarify your activities regarding stablecoins. For example, please explain what you mean by the statement that you are “focused” on the stablecoins you describe. Please also clarify whether fiat currency held for customers that may be used to exchange for stablecoins is treated any differently than other fiat currency held by depositors. Please also indicate whether you have any direct involvement with stablecoin pricing, transactions or exchanges.

RESPONSE: In response to the Staff’s comment, the Company has revised Draft No. 3 on pages 12 and 104.

We also note that three new pages of disclosure have been added immediately after the prospectus cover page.

Please do not hesitate to contact us if you have any questions concerning any aspect of Draft No. 3 or if we may be of further assistance. You can reach me directly at (202) 469-5269 and William Levay at (202) 469-5271. We appreciate your prompt attention to this matter.

Sincerely yours,

HOLLAND & KNIGHT LLP

/s/ Kevin M. Houlihan

Kevin M. Houlihan